April 29, 2005


 Mr. Larry Spirgel
 United States Securities and Exchange Commission
 Division of Corporate Finance
 450 Fifth Street, N.W.
 Washington, D.C. 20549

      Re:  Dial Thru International Corporation (the "Company")
           Form 10-K for the fiscal year ended October 31, 2004
             (the "Annual Report")
           Securities and Exchange Commission Comment Letter
             Dated April 11, 2005


 Dear Mr. Spirgel,

      We are in receipt of your letter dated April 11, 2005 (the "Letter"), which sets forth a number of Securities and Exchange Commission (the "Commission") comments to our Company's Annual Report. Our responses are keyed to the comments set forth in the Letter.

 Item 1. Business - Customers
 ----------------------------

 1. In describing your primary customers, you disclose that the Company provided wholesale services to one customer who accounted for 17% of the Company's revenues and another customer who accounted for 13% of the Company's revenues. Revise your disclosure to fully comply with
      Item 101 (c)(vii) of Regulation S-K, which requires the disclosure of 'Dependence on one or a few customers, with the name and relationship of any customer accounting for 10% or more of consolidated revenues under certain conditions'.


      We note the Commission's comment. However, it is our position that we are not required to disclose the name and relationship of any customer accounting for 10% or more of consolidated revenues as we do not believe that the "the loss of such customer would have a material adverse effect on the registrant and its subsidiaries taken as a whole" as noted in Item 101 (c)(vii). However, we will amend our disclosure under the heading "Customers" to add the following language at the end of the paragraph:

      "We generally do business with approximately 20 wholesale customers, any of which either collectively, or in most cases individually, could compensate for the loss of a major customer. Typically, we have limited capacity, imposed by our suppliers, in which to transmit our telecommunications traffic. We frequently offer this capacity to our larger customers, however it is possible to offer these opportunities to all, or a few, of our wholesale customers at any time, thus reducing our reliance on any one customer and providing a relatively quick transition between customers if we should lose a customer."


 Item 7.  Managements  Discussion and  Analysis  of Financial  Condition  and
 ----------------------------------------------------------------------------
 Results of Operations for the Fiscal Years Ended  October 31, 2004, 2003 and
 ----------------------------------------------------------------------------
 2002 - Liquidity and Sources of Capital
 ---------------------------------------

 2. Revise your disclosures regarding liquidity and sources of capital to include tabular disclosure of contractual obligations, as required by
      Item 303 (a)(V) of Regulation S-K.


      The Commission's comment is duly noted and we will revise our disclosure to include the following table, as required by Item 303(a)(V) of Regulation S-K.

                                          Payments Due By Period

                                Less                        More
                               than 1       1-3      3-5    than 5
                                year       years    years   years     Total
                              ---------   -------   -----   -----   ---------
 Contractual Obligations:
 Long term debt              $3,760,890  $      -  $    -  $    -  $3,760,890
 Capital leases                 126,196         -       -       -     126,196
 Operating leases               203,251   223,449       -       -     426,700
                              ---------   -------   -----   -----   ---------
 Total                       $4,090,337  $223,449  $    -  $    -  $4,313,786
                              =========   =======   =====   =====   =========


 3. Expand the disclosure in the liquidity and capital resources section to discuss the issuance of a going concern opinion by the auditors. Include a detailed discussion of management's viable plan for overcoming your financial difficulties. Discuss in detail your cash requirements during the next twelve months and your ability to generate sufficient cash to support operations. Expand this discussion to specifically include the manner in which you intend to generate future revenues. Update this disclosure in each subsequent Form 10-Q. Refer to Section 607.02 of the Financial Reporting Codification.


      The Commission's comment is duly noted and we will expand our disclosure regarding liquidity and capital resources to include the following discussion.

      "Although we have significantly reduced our operating loss, to date we have been generally unable to achieve positive cash flow on a quarterly basis primarily due to the fact that our present lines of business do not generate a volume of business sufficient to cover our overhead costs. Our audit report includes an explanatory paragraph indicating substantial doubt about our ability to continue as a going concern.

      We have violated certain requirements of our debt agreements relating to failure to register the underlying securities, and timely payment of principal and interest, including payment in full on the maturity date of the notes, either through the issuance of common stock, or payment in cash. Our lenders have not declared us in default and have allowed us to continue to operate. A capital infusion of $4.9 million is necessary to cure these defaults. Of this amount, approximately $2.2 million is due to two of our executives and a director.

      Furthermore, we frequently are not able to make timely payment to our trade creditors. As of our fiscal year ended October 31, 2004, approximately $2.0 million, representing approximately 50% of our trade accounts payable and accrued liabilities, were past due. Although formal payment terms have not been negotiated with most of these vendors, we continue to make regular payments, or provide opportunities for the vendors to send us telecommunications traffic in return for a reduction in our debt to them. These vendors have not stopped providing services to us. If these vendors were to stop providing services to us, our ability to continue to operate would be jeopardized. We continue to seek sources of working capital sufficient to fund delinquent balances and meet ongoing obligations, though our success on that front has been limited.

      Our future operating success is dependent on our ability to quickly generate positive cash flow from our VoIP lines of products and services. Our major growth areas are anticipated to include the establishment of additional wholesale points of termination to offer our existing wholesale and retail customers, and the introduction of new retail VoIP products, primarily our new Executel and Rapidlink products (see "Our Products and Services") both domestically and internationally. We anticipate a cash shortfall from operations of approximately $300,000 during the next twelve months. We do not have any capital equipment commitments during the next twelve months. We anticipate funding this shortfall through available cash on hand, further reduction of our overhead expenses, including personnel, and consolidation of operations as necessary. In addition, we are actively pursuing debt or equity financing opportunities to continue our business. Any failure of our business plan, including the risk and timing involved in rolling out retail products to end users, to generate positive cash flow could result in a significant cash flow crisis and could force us to seek alternative sources of financing as discussed, or to greatly reduce or discontinue operations. Although various possibilities for obtaining financing or effecting a business combination have been discussed from time to time, there are no agreements with any party to raise money or for us to combine with another entity and we cannot assure you that we will be successful in our search for investors or lenders. Further, negotiations with our existing lenders have not resulted in any extension of past due obligations, which could therefore be declared due and accelerated at any time. Any additional financing we may obtain will involve material and substantial dilution to existing stockholders. In such event, the percentage ownership of our current stockholders will be materially reduced, and any new equity securities sold by us may have rights, preferences or privileges senior to our current common stockholders. If we are unable to obtain additional financing, our operations in the short term will be materially affected and we may not be able to remain in business. These circumstances raise substantial doubt as to the ability of our Company to continue as a going concern."


 Item 7.   Management's Discussion and  Analysis of Financial  Condition  and
 ----------------------------------------------------------------------------
 Results of Operations for the Fiscal Years Ended  October 31, 2004, 2003 and
 ----------------------------------------------------------------------------
 2002 - Critical Accounting Policies, Goodwill
 ---------------------------------------------

 4. Specifically describe in your goodwill policy the manner in which you conduct annual impairment testing. For example, explain that the first step in the process is to identify potential goodwill impairment by comparing the estimated fair value of the reporting unit to its carrying amount. The second step measures the amount of the impairment based on a comparison of the 'implied fair value' of goodwill with its carrying amount. Revise your disclosures to include this detail in you critical accounting policies.


      The Commission's comment is duly noted and we will revise our disclosure to add the following information:

      "We record goodwill when the consideration paid for an acquisition exceeds the fair value of net tangible and identifiable intangible assets acquired. We measure and test goodwill for impairment on an annual basis or more frequently if we believe indicators of impairment exists. Performance of the impairment test involves a two-step process. The first step compares the fair value of our single reporting unit to its carrying amount. The fair value of the reporting unit is determined by calculating the market capitalization of the reporting unit as derived from quoted market prices, and further substantiated through the use of other generally accepted valuation methods. A potential impairment exists if the fair value of the reporting unit is lower than its carrying amount. Historically, the impairment test has shown that the carrying value is less than fair value. The second step of the process is only performed if a potential impairment exists, as indicated by step one, and involves determining the difference between the fair values of the reporting unit's net assets, other than goodwill, as compared to the fair value of the reporting unit. If the difference is less than the net book value of goodwill, impairment exists and is recorded. We determine our reporting units, for purposes of testing for impairment, by determining (i) how we manage our operations, (ii) if a component of an operating unit constitutes a business for which discrete financial information is available and our management regularly review such financial information, and (iii) how the acquired entity is integrated with our operations. Based on these criteria, we determined that we have a single reporting unit.


 5. Disclose the significant assumptions and estimates you use to estimate the fair value of your reporting units under SFAS 142. Also, provide quantitative information to the sensitivity of these assumptions on the estimated fair value of reporting units if these could have a material impact on the financial statements. See Interpretive Release No. 33-8350 on our website for further guidance (http:
      //www.sec.gov/rules/interp/33-8350.htm).


      In order to determine the fair value of our reporting unit under SFAF 142, we consider the following two approaches:

           * Market Approach - Under the market approach, recent sales of comparable companies or securities are analyzed to determine the value for a particular asset under study. Adjustments are made to the sales data to account for differences between the subject asset and the comparables. The market approach is most applicable to assets that are homegenous in nature and are actively traded. Relative to other approaches to value, the key strength of the market approach is that it provides objective indications of value while requiring relatively few assumptions be made.

           * Income Approach - This approach measures the present worth of anticipated future net cash flows generated by the business. Net cash flows are forecast for an appropriate period and then discounted to present value using an appropriate discount rate. Net cash flow forecasts require analysis of the significant variables influencing revenues, expenses, working capital, and capital investment. An income approach methodology is generally useful because it accounts for the specific contribution of fundamental factors impacting those variables that affect the value of the business.

      According to SFAS 142, quoted market prices in active markets are the best evidence of fair value and shall be used as the basis for the measurement of fair value, if available. As of October 31, 2004, our market capitalization was $2,303,415, determined by taking the shares outstanding as of that date multiplied by our stock price of $0.10. We added interest bearing debt and operating liabilities (excluding net current liabilities of discontinued operations), adjusted downward to a fair value estimate of 25%, resulting in a fair value of assets of approximately $4.75 million. This amount exceeds the carrying value of our assets (the value of our assets as reported in our financial statements), including goodwill, of $4,361,408. While our market capitalization renders a minority interest valuation, because shares of the Company represent minority interests, the fair value of assets exceeds its carrying value even without the application of a control premium as recommended by SFAS 142. Subsequent to the valuation date, our stock price increased to a high of $0.75 on December 1, 2004, and at no time was less than $0.32 during the period of our evaluation. The market capitalization of the Company, at a stock price of $0.32, is approximately $7,400,000, an amount significantly higher than the carrying value of our assets. However, we believe that the application of the market approach necessitates additional analysis for three reasons (i) we have generated no analyst coverage to provide information about the stock to the public, suggesting that the market price may not reflect available information, (ii) our stock price demonstrated volatility as of the valuation date, and (iii) our stock is thinly traded with no organization making an active market in the stock. These factors suggest that our stock price, when taken in isolation, may not be sufficient evidence of fair value. In estimating the fair value of a reporting unit, a valuation technique based on multiples of earnings or revenues or a similar performance measure may be used if that technique is consistent with the objective of measuring fair value. As further support for our market approach, we calculated the Business Enterprise Value (BEV) for five other telecommunications companies which provide services similar to those that we provide. The BEV is determined by taking the market capitalization of a public enterprise, adding their debt and subtracting any cash equivalents. The resulting value is divided by annual revenue in order to determine a reasonable multiple that can be applied to us. We averaged the multiple of these five companies, trading on average at 2.1 times their annual revenue obtained from their most recent published financials, and applied the result to our 2004 fiscal year revenues. The resulting BEV for us was well in excess of the fair value of our assets calculated above. As a result, we determined that the fair value of our Company exceeds its carrying amount, and therefore that goodwill is not impaired.


 Footnote 2 - Summary of Significant Accounting Policies - Goodwill
 ------------------------------------------------------------------

 6. Tell us how you identified your reporting units in determining the appropriate level to perform the annual impairment test for goodwill. Discuss how you applied the guidance in paragraph 30 of SFAS 142 and EITF D-101. Additionally, tell us how you have determined the amount of goodwill to be assigned to reporting units.


      We have provided the following in response to the Commission's request for further information.

      Effective November 1, 2001, our Company adopted SFAS No. 141, "Business Combinations" ("SFAS 141") and SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, and also specifies the criteria for the recognition of intangible assets separately from goodwill. Under SFAS 142, goodwill is no longer amortized but is subject to an impairment test at least annually or more frequently if impairment indicators arise. We have one operating and reporting segment and one reporting unit.

      For the purpose of identifying our reporting units, we followed the guidance in paragraph 30 of SFAS 142, (i) an operating segment is a reporting unit if discrete financial information is available (ii) management regularly reviews individual operating results, and (iii) similar economic characteristics of components within an operating segment result in a single reporting unit. Our Company's management regularly reviews one set of financial information, and all of the Company's products share similar economic characteristics. Therefore, we have determined that we have one single reporting unit.

      In accordance with SFAS 142, an annual impairment test of goodwill was performed by an independent valuation firm in the fourth quarters of fiscal years 2004 and 2003. The valuation process appraised our Company's assets and liabilities using a combination of market capitalization and multiples of earnings valuation techniques. The results of both impairment tests indicated that goodwill was not impaired.


 Item 9a. Controls and Procedures.
 ---------------------------------

 7. In your response letter, please confirm, if true, that your CEO and CFO concluded that the disclosure controls and procedures were effective in ensuring that information required to be disclosed in your Exchange Act filings is accumulated and communicated to management, including your CEO and CFO (or persons performing similar functions), to allow timely decisions regarding required disclosures. See Rule 13a-15(e).


      We hereby confirm, as requested by the Commission, that our CEO and CFO have concluded that the disclosure controls and procedures were effective in ensuring that information required to be disclosed in our Exchange Act filings is properly accumulated and communicated to our Company's management to allow timely decisions regarding required disclosures.


 8. We note that your CEO's and CFO's conclusions regarding the effectiveness of the disclosure controls and procedures were as of the date "within the 90 days prior to the filing date of [the] Annual Report." Please note that Item 307 of Regulation S-K now requires the conclusions to be as of the end of the period covered by the filing. Refer to Release No. 33-8238 for additional guidance. In your response letter, please confirm that their evaluation was as of the end of the period being reported.


      As requested by the Commission, we hereby confirm that the review of our disclosure controls and procedures was performed at the end of the period being reported. We will ensure that our certifications are corrected to reflect this in our subsequent Securities Exchange Act filings.


 9. Please note that Item 308 (c) of Regulation S-K provides the current requirements for the disclosure of any changes in your internal controls over financial reporting. See Release No. 33-8238. For example, Item 308 (c) requires disclosure of any changes, not just "significant changes" in internal controls over financial reporting.
      Item 308 (c) also requires the disclosure to be as of the end of the period covered by the filing, not "subsequent to the date of [the CEO's and CFO's] evaluation." In your response letter, please confirm that there were no changes in the company's internal control over financial reporting, that occurred during the fiscal year that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting.


      The Commission's comment is duly noted, and we hereby confirm that there have been no changes, significant or otherwise, that occurred during the fiscal year ended October 31, 2004 that have materially affected, or are reasonable likely to materially affect, our internal control over financial reporting.


 Sincerely,

 /s/ Allen Sciarillo
 -------------------
 Allen Sciarillo
 Chief Financial Officer
 Dial Thru International Corporation